

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2011

<u>Via U.S Mail</u>
O. Russell Crandell, Chairman
AmeriStar Network, Inc.
784 North 2400
West Hurricane, UT 84737

      Re: AmeriStar Network, Inc.
               Form 15 filed May 6, 2008
               Form 8-K submitted March 1, 2011
               File No. 000-26157

Dear Mr. Crandell:

      We received your letter dated March 9, 2011 regarding the documents referenced above. Based on the representations in that letter, we have completed our review of the documents referenced above. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Mark P. Shuman

                                Mark P. Shuman
                                Branch Chief - Legal